Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

31 July 2015

Chairman’s address

Prima Biomed Ltd 2015 Extraordinary General Meeting

Lucy Turnbull AO

Welcome to Prima Biomed Ltd’s Extraordinary General Meeting of 2015. It is a great pleasure to see our shareholders here in attendance. We appreciate the support we have received via proxy from our investors’ for the important resolutions being proposed at today’s meeting. If passed, the significant investment in Prima from US-based Ridgeback Capital Investments will not only enable the funding of the groundbreaking LAG-3 programs we acquired from Immutep, but the addition of such a reputable cornerstone investor to our share register will help enhance Prima’s longer term reputation and future in the Life Sciences sector.

The last six months have been incredibly busy period for Prima. Our CEO Marc Voigt, supported by the rest of the Prima team, has done a tremendous job completing the integration of Immutep and carefully planning a new direction for our Company that aligns with current trends in the immuno-oncology field. It is very pleasing for the Company to be engaged actively in groundbreaking scientific research, led by Professor Frederic Triebel.

The ongoing development of Prima’s pipeline of products is crucial to the long term success of our Company. The Board believes that Ridgeback’s support will be most valuable given their extensive expertise and track record in the immunotherapy field. Ridgeback’s purchase of stock will be at the share price that was prevailing at the time we announced their investment. We believe that their endorsement of Prima’s assets has had a considerable positive impact on the share price and level of interest in the Company’s securities and we hope this positive trend will continue if the resolutions are carried today.

There are also several other potential benefits to Ridgebacks’ investment. These include introductions to other well respected investment institutions and increased visibility of Prima in the Life Sciences sector, especially in the United States.

The second component of our capital raising was our Share Purchase Plan, announced alongside the Ridgeback funding agreement, which closed last week. This allowed existing shareholders to acquire additional shares at a discount and further benefit from future value creation. The price for the SPP was fixed at the maximum allowable discount under the ASX listing rules.

We were delighted with the strong level of demand for shares under the SPP. Having initially increased the amount of money raised from A$5M to A$10M, we received subscriptions for this higher amount before the scheduled close. I would like to thank our shareholders again for the support and trust which has been expressed via the SPP uptake.

This has given us a greater financial buffer and will help to offset any impact of the weakening Australian dollar. Note that the majority of our research and development activities take place in Europe.

The decision in February to consolidate the CVac™ program and to seek a partner for this asset was not taken lightly. We believe it was the responsible decision to make given the timelines we were facing, the cash available, and the need to prioritise our programs. We appreciate that some shareholders were initially unsure of how to interpret this decision, but we believe they are now beginning to realise the value of the LAG-3 programs.

We have been receiving favourable interest from investors in the US market, especially since May 2015. Approximately 30% of our shares are now held by shareholders based in the US via our NASDAQ listed ADRs. We believe this NASDAQ holding reflects a positive re-rating of the Company following the acquisition of Immutep.

We believe the Company’s value will continue to grow based on the progress of our multi-product portfolio. Towards the end of this calendar year, Prima plans to initiate two new clinical trials for IMP321, including a Phase IIb trial in metastatic breast cancer. We have received positive Scientific Advice from the EMA, the central European regulatory agency responsible for evaluation of medicines developed for use in the European Union, on the development path for IMP321 in metastatic breast cancer.

Further value growth could be generated as we reach additional milestones from our existing-development partners Novartis and GlaxoSmithKline. Potential new products being developed in our dedicated laboratory outside Paris could also provide longer term value from a continuing pipeline of LAG-3 related technologies, where we benefit from considerable R&D rebates available in France.

As the scientific community continues to unravel the functioning of our complex immune system we believe LAG-3 will be an important part of the puzzle that translates into novel drug therapies and will continue to attract the attention of major international development partners.

Finally, I would like to once again thank shareholders sincerely for your continued support and I hope that you can appreciate everyone in the team has been working to ensure a positive future for both investors and for cancer sufferers and their families.

Yours sincerely,

Lucy Turnbull AO

Chairman

Prima BioMed